UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

NephroGenex, Inc.

(Name of Issuer)

Common Stock, $0.001 per share

(Title of Class of Securities)

640667101

(CUSIP Number)

February 14, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 640667101

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Biostratum, Incorporated
2.	Check the Appropriate Box if a Member of a Group		(a) ___ (b) ___
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 538,002
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 538,002
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 538,002
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 6.1%(1)
12.	Type of Reporting Person CO

(1)
This percentage is calculated based upon 8,847,951 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s prospectus dated February 11, 2014, filed with the Securities and Exchange Commission on February 12, 2014.

CUSIP No. 640667101

Item 1(a)	Name of Issuer

NephroGenex, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

79 T.W. Alexander Drive
4401 Research Commons Bldg, Suite 290
Research Triangle Park, NC 27709

Item 2(a)	Name of Person Filing

Biostratum, Incorporated

Item 2(b)	Address of Principal Business Office, or if none, Residence

c/o Biostratum, Incorporated
1923 Delaine Drive
Burlington, NC 27215

Item 2(c)	Citizenship

Delaware corporation

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 per share

Item 2(e)	CUSIP Number

640667101

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned

As of the date hereof, the Reporting Person beneficially owns an aggregate of 537,773 shares of Common Stock.

Percent of Class

6.1%, based on 8,847,951 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s prospectus dated February 11, 2014, filed with the Securities and Exchange Commission on February 12, 2014.

CUSIP No. 640667101

(b)	Number of shares as to which the person has;

(i)	sole power to vote or direct the vote: 538,002

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or direct the disposition of: 538,002

(iv)	shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 640667101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   May 15, 2014

BIOSTRATUM, INCORPORATED

By:	/s/ Eugen Steiner
Name:	Eugen Steiner
Title:	Chairman